EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	January 2, 2024

Eldorado Gold Announces Appointment of Paul Ferneyhough as

Executive Vice President and Chief Financial Officer

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) today announces the appointment of Paul Ferneyhough as Executive Vice President and Chief Financial Officer of the Company to be effective today, January 2, 2024. Mr. Ferneyhough will be succeeding Philip Yee, who will be retiring as of the same date.

Paul Ferneyhough joined Eldorado Gold in May 2021 to oversee the development and execution of the Company’s strategic growth strategy. Most recently, Paul was Executive Vice President, Chief Strategy & Commercial Officer of Eldorado, with accountabilities including Country Management (Canada, Greece and Turkiye), Investor Relations, Sales & Marketing, Business Improvement, and Supply Chain & Procurement. Paul joined the Company as Senior Vice President, Chief Growth and Integration Officer. In that role, Paul was Eldorado’s lead negotiator for the Skouries Project Financing Facility that was successfully closed at very competitive rates in early 2023. Prior to joining Eldorado Gold, Paul spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director leading Repsol's North American upstream oil and gas division. At Repsol, Paul held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning and business performance management.

In addition to his 30 years of resource industry experience, Paul is also a Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales. In his new role as CFO, Paul will retain his current reporting lines except for Investor Relations and Country Management, responsibility for which will be assumed by other members of the Executive team. Paul will also assume responsibility for Human Resources.

“On behalf of Eldorado’s board and management, I would like to thank Phil for his dedication and significant contributions to the company over the past five years,” said George Burns, President and Chief Executive Officer. “We wish he and his family the very best in his well-deserved retirement.”

“Since joining Eldorado, Paul has progressively assumed more responsibility, has been a strong contributor to the overall success of the organization, and has become the natural successor as CFO. I look forward to continuing to work closely with Paul as we continue to focus on unlocking the value across our portfolio, optimizing our cost structure, and transitioning to delivering sustained free cash flow over the next couple of years,” added Mr. Burns.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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